UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Highway One-OWEB, Inc.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE.
                         (Title of Class of Securities)

                                    431251
                                 (CUSIP Number)

                             Ms. Ginette Gramuglia
                          c/o Highway  One-OWEB, Inc.
                                 63 Trade Road
                            Massena, New York 13662
                                 (315) 769-6616
                                 --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                                  July 23, 2003
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


                                CUSIP NO. 431251

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ginette Gramuglia
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS


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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Dual citizenship in the United States of America and Canada
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      7.    SOLE VOTING POWER

            5,196,000

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        5,196,000

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                                  10.   SHARED DISPOSITIVE POWER

                                        0
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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            5,196,000

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            40%

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      14.   TYPE OF REPORTING PERSON

            IN
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*  The  reporting  person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Highway One-OWEB, Inc., a Utah corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 63 Trade Road, Massena, New York 13662.

ITEM  2.  IDENTITY AND BACKGROUND.

(a)  This Statement is being filed by Ginette Gramuglia.

(b) The business address of Ginette Gramuglia is 50 Westwood, Massena, New York 13662.

(c)  Ginette Gramuglia is the President and a Director of the Company.

(d) During the last five years, Ginette Gramuglia has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Ginette Gramuglia was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Ginette Gramuglia has dual citizenship in the United States of America and Canada.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 7, 2003, the Company entered into an Agreement and Plan of Merger with Michele Audio Corporation of America, a New Jersey corporation ("Michele New Jersey") and Michele Audio, Inc., a Delaware corporation (the "Plan") whereby on July 23, 2003 (the "Closing Date"), Highway had a change in control. Pursuant to the Plan, at closing, the Company issued a total of 10,392,000 "unregistered" and "restricted" shares of its common stock to the four holders of 95.5% of Michele New Jersey's issued and outstanding common stock. Of this amount, Ginette Gramuglia received 5,196,000 shares. As a result, as of the Closing Date (after giving effect to the Plan), the Company had 12,990,000 shares of Common Stock outstanding.

ITEM  4.  PURPOSE OF TRANSACTION.

The 5,196,000 shares of Common Stock representing 40% of the Company's Common Stock in connection with the closing of the Plan. The shares were acquired for investment purposes. Except in the ordinary course of business and except as otherwise described in the following paragraph, Ginette Gramuglia has not formulated any plans or proposals which would result in:
(a)the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the Company's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure;(g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company's securities to be deregistered or delisted; (i) a class of equity securities of the Company becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

Upon the completion of the Plan: (a) Michele New Jersey become a 95.5%-owned subsidiary of the Company; (b) the Company's sole business operations became those of Michele New Jersey; and (c) the former sole director and executive officer of the Company resigned and appointed new directors and executive officers to serve in those capacities (including the appointment of Ginette Gramuglia as the President and a director of the Company). In the future, the Company may acquire or merge with other operating entities that management deem to be beneficial to the Company and its stockholders, in which case management expects that it would issue shares of its common stock as the consideration for such transaction(s).

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 12,990,000 shares of Common Stock outstanding as of July 23, 2003, 2003. Ginette Gramuglia is the beneficial owner of 5,196,000 shares of Common Stock, which represents approximately 40% of the outstanding shares of the Company's
     Common Stock.

(b) Ginette Gramuglia has the sole power to direct the vote of the 5,196,000 shares of Common Stock beneficially owned by her and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by Ginette Gramuglia .

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ginette Gramuglia and any other person with respect to any securities of the Company.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 07/23/2003

/s/ Ginette Gramuglia
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Ginette Gramuglia